December 19, 2013

Via EDGAR United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-4628
Re:	AntriaBio, Inc. Application for Withdrawal on Form RW pursuant to Rule 477 of the United States Securities Act of 1933, as amended, of the Registration Statement on Form S-1 SEC File No. 333-191463

Dear Sir or Madam:

Pursuant to Rule 477 of the United States Securities Act of 1933, as amended (the “Securities Act”), AntriaBio, Inc., a corporation organized under the laws of the State of Delaware (“AntriaBio”), hereby requests the immediate withdrawal of AntriaBio’s registration statement on Form S-1, filed with the United States Securities and Exchange Commission (the “SEC” or the “Commission”) on September 30, 2013 (together with the exhibits and amendments thereto, the “Registration Statement”).  AntriaBio requests that the Commission consent to this application on the grounds that AntriaBio has elected not to pursue the sale of securities pursuant to the Registration Statement at this time.  AntriaBio confirms that no securities have been or will be sold under the Registration Statement and AntriaBio acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  Pursuant to Rule 477(c) under the Securities Act, AntriaBio advises the SEC that AntriaBio may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding this application for withdrawal, please contact Michael L. Weiner or Anthony W. Epps of Dorsey & Whitney LLP, United States counsel for AntriaBio at (303) 352-1156 or (303) 352-1109, respectively.

Sincerely,

AntriaBio, Inc.

By:	/s/ Nevan Elam
Nevan Elam
Chief Executive Officer

ab	890 Santa Cruz Avenue, Menlo Park, CA 94025 650.241.9330 P 303.446.9111 F www.antriabio.com